SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                FOR JUNE 13, 2003

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)




                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



                  Indicate by check mark whether the registrant
                        files or will file annual reports
                       under cover Form 20-F or Form 40-F.

                  Form 20-F     x        Form 40-F
                            ---------              ---------


                  Indicate by check mark whether the registrant
                   by furnishing the information contained in
                    this Form is also thereby furnishing the
                 information to the Commission pursuant to Rule
                               12g3-2(b) under the
                        Securities Exchange Act of 1934.

                  Yes                     No      x
                      ---------               ------------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                                  Exhibit Index
                                  -------------



Exhibit No.             Description
-----------             -----------

99.1                    Press Release Dated May 08, 2003

99.2                    Press Release Dated May 12, 2003

99.3                    Press Release Dated May 12, 2003

99.4                    Press Release Dated May 13, 2003

99.5                    Press Release Dated May 15, 2003

99.6                    Press Release Dated May 16, 2003

99.7                    Press Release Dated May 22, 2003

99.8                    Press Release Dated June 02, 2003

99.9                    Press Release Dated June 06, 2003

99.10                   Press Release Dated June 11, 2003

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

June 13, 2003

                                 ALLIED DOMECQ PLC


                                 By: /s/  Charles Brown
                                     -------------------------------------------
                                     Name:  Charles Brown
                                     Title: Director of Secretariat & Deputy
                                            Company Secretary